SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K


[x] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required]

         For the fiscal year ended December 31, 2000,

                                       or

[  ]     Transition report pursuant to Section 15(d) of the Securities Exchange
         Act of 1934

         For the transition period from ________ to _________.



                             Commission File Number
                                     1-9645



                         ELLER MEDIA COMPANY 401(k) PLAN
                            (Full title of the plan)



                       CLEAR CHANNEL COMMUNICATIONS, INC.
                               200 East Basse Road
                            San Antonio, Texas 78209
                            Telephone (210) 822-2828
           (Name of Issuer of the securities held pursuant to the plan and address of its principal executive office)

                         ELLER MEDIA COMPANY 401(k) PLAN
                               INDEX TO FORM 11-K



REQUIRED INFORMATION

Financial Statements

         Independent Auditor's Report........................................ 3

         Statement of Net Assets Available for Plan Benefits................. 4

         Statement of Changes in Net Assets Available for Plan Benefits...... 5

         Notes to Financial Statements....................................... 6

         Supplemental Schedule...............................................10



                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           ELLER MEDIA COMPANY 401(k) PLAN

                           Date:   June 28, 2001


                           By:        /s/ Randall T. Mays
                              -----------------------------------------
                              Name:   Randall T. Mays
                              Title:  Executive Vice President/
                                      Chief Financial Officer

INDEPENDENT AUDITOR'S REPORT


To the Eller Media Company 401(k) Plan


We have audited the accompanying statement of net assets available for benefits of the Eller Media Company 401(k) Plan as of December 31, 2000, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Eller Media Company 401(k) Plan as of December 31, 1999, were audited by other auditors whose report dated June 8, 2000, expressed an unqualified opinion.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Eller Media Company 401(k) Plan as of December 31, 2000, and the changes in its net assets available for plan benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit of the Plan's financial statements as of and for the year ended December 31, 2000, was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2000, is presented for the purpose of additional analysis and is not a part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements as of and for the year ended December 31, 2000, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



June 6, 2001


ELLER MEDIA COMPANY 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2000 AND 1999
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

ASSETS                                                                               2000                1999

INVESTMENTS:
Plan interest in Clear Channel Communications, Inc. - Master Trust                 $11,723,224        $14,932,615

RECEIVABLES:
Other receivables                                                                     -                     1,146
                                                                               ------------------  -----------------


Total receivables                                                                     -                     1,146
                                                                               ------------------  -----------------

TOTAL ASSETS                                                                        11,723,224         14,933,761


LIABILITIES

Benefit claims payable                                                                -                       712
                                                                               ------------------  -----------------

TOTAL LIABILITIES                                                                     -                       712
                                                                               ------------------  -----------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                                             $11,723,224        $14,933,049
                                                                               ==================  =================


See notes to financial statements


ELLER MEDIA COMPANY 401(K) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2000
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
  Net depreciation in fair value of investments                                                     $ (3,149,239)
  Dividends and interest                                                                                  580,487
                                                                                              ----------------------

TOTAL ADDITIONS (DECREASES)                                                                           (2,568,752)

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants                                                                             630,350
Administrative expenses                                                                                    10,723
                                                                                              ----------------------

TOTAL DEDUCTIONS                                                                                          641,073
                                                                                              ----------------------

Net decrease                                                                                          (3,209,825)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year                                                                                      14,933,049
                                                                                              ----------------------

End of year                                                                                          $ 11,723,224
                                                                                              ======================



See notes to financial statements

ELLER MEDIA COMPANY 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
------------------------------------------------------------------------------


1.       DESCRIPTION OF PLAN

The following description of the Eller Media Company (the Company and Plan Sponsor) 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General -- The Plan is a defined contribution plan generally covering all eligible employees of the Company who have one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Effective January 1, 1998, the Plan froze employer and employee contributions and ceased new participant loans. Active participants were required to leave their assets in the Plan and allowed to contribute to a new account established under the participant's name in the Clear Channel Communications, Inc. 401(k) Savings Plan. All participants in the Plan became 100% vested in their account balance on the date the Plan was frozen. As of August 1, 1999, new participant loans under the Plan again became available.

Contributions -- Effective January 1, 1998, the Plan froze new participation and employer and employee contributions. As a result, no contributions were made to the Plan for the year ended December 31, 2000.

Participants may reallocate their accounts among the investment options offered by the Plan. The Plan currently offers nine registered investment funds and one sponsored stock fund from which participants may invest their funds.

Participant Accounts -- Each participant's account is credited with an allocation of the Plan earnings and charged with an allocation of administrative expenses. Allocations are based on account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting -- As of January 1, 1998, all participants of the Plan became 100% vested.

Participant Loans -- Participants may borrow $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at a fixed rate determined by the Plan Sponsor.

Payment of Benefits -- On termination of service due to death, disability or retirement, a participant may elect to receive a lump sum amount equal to the value of the participant's vested interest in his or her account, or quarterly or annual installments over a period not to exceed the joint life expectancy of the participant and his or her spouse. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.

Effective July 1, 2001, the Plan has been amended so that the only form of benefit is a single lump sum distribution.

Basis of Accounting -- The financial statements of the Plan are prepared using the accrual method of accounting.

ELLER MEDIA COMPANY 401(K) PLAN

DECEMBER 31, 2000 AND 1999
------------------------------------------------------------------------------



2.       SUMMARY OF ACCOUNTING POLICIES

Investment Valuation and Income Recognition -- The Plan's investments are stated at fair value. The Plan's investments in the common stock are reported at fair value based on quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

Payments of Benefits -- Benefits are recorded when paid.

Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3.       PLAN INTEREST IN CLEAR CHANNEL COMMUNICATIONS, INC. - MASTER TRUST

Effective July 1, 1999, the Plan transferred all investments to the Clear Channel Communications, Inc. - Master Trust (Master Trust), which is held by Fidelity Management Trust Company (Trustee). The Master Trust was established for the investment of assets of the Plan and three other Clear Channel Communications, Inc. sponsored retirement plans. As such, certain previous investments were liquidated and redirected to other available investment options. These investments in the Master Trust consist primarily of registered investment companies and sponsored stock.

The purpose of the Master Trust is the collective investment of the assets of participating employee benefit plans of Clear Channel Communications, Inc. The Master Trust's assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions and benefit payments) which can be specifically identified and allocating among all plans (in proportion to the fair value of the assets assigned to each plan), the income and expenses resulting from the collective investment of the assets.

The proportionate interest of the Plan in the Master Trust at December 31, 2000, was approximately 6%.

4.       INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets at December 31, 2000 and 1999:
                                                                               2000             1999

Clear Channel Communications, Inc., common stock                         $3,332,793             $5,961,020
Fidelity Retirement Money Market                                          1,835,350             2,014,305
Fidelity Equity Income Fund                                               1,547,935             1,702,936
Spartan US Equity Index Fund                                              1,297,938             1,641,888
Fidelity Diversified International Fund                                     862,555             1,009,344
Fidelity Puritan Fund                                                       802,686             843,225
Fidelity Low Priced Stock Fund                                              726,462               -

During the year ended December 31, 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

                  Registered investment companies          $     (367,031)
                  Common Stock - Clear Channel
                    Communications, Inc. (unitized)            (2,782,208)
                                                           --------------
                                                           $   (3,149,239)
                                                           ==============
5.       RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company (Fidelity). Fidelity is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Plan Sponsor paid approximately $22,000 in administrative expenses related to the Plan for the year ended December 31, 2000.

6.       PLAN TERMINATION

The Company adopted a corporate resolution on behalf of the Eller Media Company 401(k) Plan wherein both employer and employee contributions to the Plan were frozen as of January 1, 1998. Participants' account balances became fully vested in the Plan as of January 1, 1998. All employees of the Company became eligible to participate in the Clear Channel Communications, Inc. 401(k) Savings Plan effective January 1, 1999. The Plan Sponsor has not expressed an intent to terminate the Plan.

7.       TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated December 1, 1997, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

8.       ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", which establishes new accounting and reporting standards for derivative instruments. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133", which defers the effective date of SFAS No. 133 for one year to be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. The Plan has not entered into, and is not expected to enter into, any transactions involving derivative instruments or hedging activities. Therefore, management believes there would be no material effect to the Plan's financial statements as a result of implementation of this statement.

9.       SUBSEQUENT EVENT

Effective January 1, 2001, the Plan added an additional registered investment fund as an investment option.

                              SUPPLEMENTAL SCHEDULE


ELLER MEDIA COMPANY 401(K) PLAN

EMPLOYER IDENTIFICATION NUMBER: 86-0801051
PLAN NUMBER: 003
DECEMBER 31, 2000
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
Schedule H, Line 4(i):  Schedule of Assets Held for Investment Purposes at End of Year

                                                              Description of investment
               Identity of issuer,                             including maturity date,
               borrower, lessor or                                rate of interest,                      Current
                  similar party                           collateral, par or maturity value               value
---------------------------------------------------------------------------------------------------------------------

*    Fidelity Management Trust Company            PIMCO Total Return Fund                                   $501,024

     MAS                                          Mid-Cap Growth Advisor Fund                                434,171

*    Clear Channel Communications, Inc.           Common Stock                                             3,332,793

*    Fidelity Management Trust Company            Puritan Fund                                               802,686

*    Fidelity Management Trust Company            Equity Income Fund                                       1,547,935

*    Fidelity Management Trust Company            Low Priced Stock Fund                                      726,462

*    Fidelity Management Trust Company            Diversified International Fund                             862,555

*    Fidelity Management Trust Company            Dividend Growth Fund                                       147,609

*    Fidelity Management Trust Company            Retirement Money Market Fund                             1,835,350

     Spartan U.S.                                 Equity Index Fund                                        1,297,938

     Participant loans                            Various due dates and interest
                                                  rates                                                      234,701
                                                                                                    -----------------

                                                                                                        $ 11,723,224
                                                                                                    =================



* denotes party-in-interest




See accompanying independent auditor's report.

                                  EXHIBIT INDEX

23.1     Consent of Hanke, Green & Stein

23.2     Consent of Padgett, Stratemann & Co., L.L.P.

99.1     Independent Auditors' Report - Padgett, Stratemann & Co., L.L.P.

                                                                   EXHIBIT 23.1

                       CONSENT OF INDEPENDENT ACCOUNTANTS



The Board of Directors
Clear Channel Communications, Inc.:


         We hereby consent to the incorporation by reference in the registration statement on Form S-8 of Clear Channel Communications, Inc. filed on November 13, 2000 (Reg. No. 333-49702) of our report dated June 6, 2001, relating to the statements of net assets as of December 31, 2000, and the statement of changes in net assets available for benefits and supplemental schedule for the year ended December 31, 2000 of the Eller Media Company 401(k) Plan, which appears in the Annual Report on Form 11-K of the Eller Media Company 401(k) Plan for the year ended December 31, 2000.




HANKE, GREEN & STEIN

San Antonio, Texas
June 26, 2001

                                                                   EXHIBIT 23.2

                       CONSENT OF INDEPENDENT ACCOUNTANTS

The Board of Directors
Clear Channel Communications, Inc.:

         We hereby consent to the incorporation by reference in the registration statement on Form S-8 of Clear Channel Communications, Inc. filed on November 13, 2000 (Reg. No. 333-49702) of our report dated June 8, 2000, relating to the statement of net assets as of December 31, 1999 of the Eller Media Company 401(k) Plan, which appears in the Annual Report on Form 11-K of the Eller Media Company 401(k) Plan for the year ended December 31, 2000.


PADGETT, STRATEMANN & CO., L.L.P.

San Antonio, Texas
June 28, 2001

                                                                   EXHIBIT 99.1



                                           Independent Auditors' Report



To the Advisory Committee
Eller Media Company 401(k) Plan
San Antonio, Texas

We have audited the statement of net assets as of December 31, 1999 of the Eller Media Company 401(k) Plan. This financial statement is the responsibility of the Plan's management.

We conducted the audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Eller Media Company 401(k) Plan as of December 31, 1999 in conformity with generally accepted accounting principles.




/s/ Padgett, Stratemann & Co., L.L.P.
Certified Public Accountants
June 8, 2000